UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Ryde Group Ltd (the “Company”) today announced that the proposed resolutions submitted for shareholder approval have been duly adopted at its extraordinary general meeting of shareholders (the “EGM”) held on September 29, 2026, at 9:00 a.m. Singapore time. Each of the proposals considered at the EGM is described in further detail in the notice of the EGM, which was furnished to the U.S. Securities and Exchange Commission as Exhibit 99.1 to the Company’s report on Form 6-K furnished on August 21, 2026.

Results of the EGM

Shareholders of the Company approved all proposals submitted by the Board of Directors, including the following: (i) the adoption of the fourth amended and restated memorandum and articles of association of the Company, (ii) an increase in the Company’s authorized share capital, (iii) a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-150, to be effected on December 4, 2026, (iv) the related treatment of fractional entitlements resulting from the reverse share split, (v) the conditional adoption of the fifth amended and restated memorandum and articles of association with effect from the effective time of the reverse share split, and (vi) the general authorization for the directors to implement the foregoing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: September 29, 2026	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer